Exhibit 99.1

Press release

Stockholm, January 20, 2016

Wausau Paper Corp. Shareholders Approve the Sale of Wausau, a leading North American Away-from-Home Tissue Company, to SCA

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Transaction scheduled to occur Thursday, January 21, 2016.

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Complementary offerings to provide customers with expanded range of professional hygiene products and services

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Businesses will benefit from combined innovation, sales, and logistics capabilities

Stockholm, Sweden – [January 20, 2016] – SCA (NASDAQ OMX Stockholm: SCA) a leading global hygiene and forest products company, announced today that the shareholders of Wausau Paper Corp.  (NYSE: WPP), a North American Away-from-Home tissue company, have approved the acquisition by SCA. The transaction is scheduled to occur on Thursday, January 21, 2016 for total consideration of USD 513 million in cash.

“SCA is the world’s leading supplier of Away-from-Home tissue with the global brand Tork®. This acquisition is an excellent strategic fit and makes us a strong supplier in North America. The acquisition will generate benefits for SCA and our customers,” said Magnus Groth, President and CEO, SCA.

Don Lewis, President, AfH Professional Hygiene, SCA, “On behalf of all SCA employees, I am excited to welcome Wausau Paper into the SCA family. The Wausau Paper product portfolio complements SCA’s offerings in North America, and the combined brands will provide customers with superior sales, service, innovation and logistics.”

“With the closing of this transaction, the Wausau team joins an organization that shares our vision and values,” said Mike Burandt, Chairman and CEO of Wausau Paper. “We believe this provides an opportunity to capitalize on new resources and opportunities that will benefit our customers."

The transaction expands SCA’s North America footprint and production capacity, and the combined businesses will provide customers with a comprehensive portfolio of products. The acquisition is expected to generate annual synergies amounting to approximately USD 40 million with full effect three years after closing. Synergies are expected in sourcing, production, logistics, reduced imports, increased volumes of premium products and reduced SG&A costs. The restructuring costs are expected to amount to approximately USD 50 million.

NB: This information is such that SCA must disclose in accordance with the Swedish Securities Markets Act or the Financial Instruments Trading Act. Submitted for publication on January 20, 2016, at 22:30 CET.

About SCA

SCA is a leading global hygiene and forest products company. The Group develops and produces sustainable personal care, tissue and forest products. Sales are conducted in about 100 countries under many strong brands, including the leading global brands TENA and Tork, and regional brands, such as Libero, Libresse, Lotus, Nosotras, Saba, Tempo and Vinda. As Europe’s largest private forest owner, SCA places considerable emphasis on sustainable forest management. The Group has about 44,000 employees. Sales in 2014 amounted to approximately SEK 104bn (EUR 11.4bn). SCA was founded in 1929, has its headquarters in Stockholm, Sweden, and is listed on NASDAQ OMX Stockholm. More information at www.sca.com.

About Wausau Paper

Wausau Paper produces a complete line of Away-from-Home towel and tissue products that are marketed along with soap and dispensing system products under a number of brands including Artisan™, DublSoft®, DublNature®, EcoSoft®, and related custom brands. To learn more about Wausau Paper, visit wausaupaper.com.

Contact:

For SCA:

SCA Group Media Relations:

Linda Nyberg, VP Media Relations

+46 8 788 51 58

SCA Media Relations North America:

Liz Cohen

+1-212-445-8044

SCA Investor Relations:

Johan Karlsson, VP Investor Relations

+46 8 788 51 30

For Wausau Paper:

Wausau Paper Investor Relations:

Perry Grueber, Director Investor Relations

+1 715 692 2056